MPI Digital HR, LLC (the "Company") a Kentucky Corporation

Financial Statements

From 8/27/2024 - 9/30/2024

MPI Ditigal HR
Balance Sheet
As of September 30, 2024

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Bank-Checking Chase		100.00
Bank-Savings		0.00
Total Bank Accounts	**$**	**100.00**
Accounts Receivable		
Accounts Rec. Trade		0.00
Total Accounts Receivable	**$**	**0.00**
Other Current Assets		
Intellectural Property Asset		179,667.02
Undeposited Funds		0.00
Total Other Current Assets	**$**	**179,667.02**
Total Current Assets	**$**	**179,767.02**
Fixed Assets		
Car		0.00
Computer Hardware		10,000.00
Accumulated Depreciation Comput		0.00
Total Computer Hardware	**$**	**10,000.00**
Computer Software		0.00
Accumulated Depreciation Comput		0.00
Total Computer Software	**$**	**0.00**
Furniture and Equipment		0.00
Accumulated Depreciation Furnit		0.00
Total Furniture and Equipment	**$**	**0.00**
Total Fixed Assets	**$**	**10,000.00**
Other Assets		
Incentive Program		0.00
Total Other Assets	**$**	**0.00**
TOTAL ASSETS	**$**	**189,767.02**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable-Trade		0.00
Internal Revenue Service		0.00
Total Accounts Payable	**$**	**0.00**
Credit Cards		
Chase Visa 3908		0.00

Line of Credit		0.00
Total Credit Cards	$	**0.00**
Other Current Liabilities		
Bank-Line of Credit		0.00
Taxes payable		0.00
Total Other Current Liabilities	$	**0.00**
Total Current Liabilities	$	**0.00**
Long-Term Liabilities		
Rali LMS Development	$	65,000.00
Total Long-Term Liabilities	$	**65,000.00**
Total Liabilities	$	**65,000.00**
Equity		
Common Stock		0.00
Dividends Paid		0.00
J. Hawkins, Founder Investment Equity		124,767.02
Retained Earnings		0.00
Shareholders Distributions		0.00
Treasury Stock		0.00
Net Income		0.00
Total Equity	$	**124,767.02**
TOTAL LIABILITIES AND EQUITY	$	**189,767.02**

MPI Digital HR, LLC

Notes to the Financial Statements

From 8/27/2024 - 9/30/2024
$USD

1. ORGANIZATION AND PURPOSE

MPI Digital HR, LLC (the "Company") is a corporation organized on August 27th, 2024 under the laws of Kentucky.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.